Exhibit 15.3

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation in the Registration Statement on Form 20-F of Lixiang Education Holding Co.,Ltd.(the “Company”) of our report dated May 1, 2023, relating to the audit of the consolidated balance sheets of Lixiang Education Holding Co.,Ltd. and its subsidiaries as of December 31, 2022 and 2021 and the related consolidated statements of operations and comprehensive income/(loss), changes in shareholders’ equity, and cash flows for the three-year period ended December 31, 2022, and the related notes.

We also consent to the reference of WWC, P.C., as an independent registered public accounting firm, as experts in matters of accounting and auditing

San Mateo, California	WWC, P.C.
May 1, 2023	Certified Public Accountants
PCAOB ID: 1171